Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-169256

September 30, 2010

China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited, or Mingyang, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Mingyang has filed with the SEC for more complete information about Mingyang and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents Mingyang has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Mingyang, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Morgan Stanley & Co. International plc (1-866-718-1649), Credit Suisse Securities (USA) LLC (1-800-221-1037) or Merrill Lynch & Co., Pierce, Fenner & Smith Incorporated (1-866-500-5408). Please note: calling these numbers from outside the United States is not toll-free. You may also access Mingyang’s most recent prospectus by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1500689/000119312510220454/df1a.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 3 to Mingyang’s registration statement on Form F-1, or Amendment No. 3, as filed via EDGAR with the SEC on September 30, 2010. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 3.

Risk Factors and Taxation

The risk factor disclosure under the heading “Our China-sourced income is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC, and we may be subject to PRC enterprise income tax at the rate of 25% when more detailed rules or precedents are promulgated” on pages 39 and 40 has been revised to include additional disclosure regarding the new EIT Law and its potential application to Mingyang. The relevant disclosure in the risk factor (as amended) is set forth below:

The new EIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management bodies” are defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. In April 2009, the PRC tax authority promulgated the Notice on Determination of Tax Resident Enterprises of Chinese-controlled Offshore Incorporated Enterprises in accordance with Their De Facto Management Bodies, or Circular 82, to clarify the criteria for determining whether the “de facto management bodies” are located within the PRC for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by offshore individuals, like us. As all of the our operational management is currently based in the PRC, and we expect them to continue to be located in China, our Company may be deemed a PRC resident enterprise and therefore subject to the PRC enterprise income tax at a rate of 25% on our worldwide income, which excludes the dividends received directly from another PRC resident enterprise. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the new EIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. Therefore, we are unable to confirm whether we are subject to the tax applicable to resident enterprises or non-resident enterprises under the new EIT Law. Furthermore, in connection with the new EIT Law and Tax Implementation Regulations, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retrospectively on January 1, 2008. In 2009 and 2010, in preparation for this offering, we and our subsidiaries underwent certain reorganizations as described in “Our Corporate Structure and History—Our History.” As Circular 59 has only recently been promulgated, it is uncertain to us as to how it will be implemented and the respective tax base and the tax exposure cannot be determined reliably at this stage. In case we are required to pay the income tax on capital gains by the relevant PRC tax authorities, our financial conditions and results of operations could be adversely affected.

The disclosure in the “Taxation” section under the caption “People’s Republic of China Taxation—Enterprise Income Tax” on page 197 has been similarly updated. The relevant disclosure in the “Taxation” section (as amended) is set forth below:

Under the new EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and are subject to the enterprise income tax at the rate of 25% on its global income, but the term “de facto management bodies” is not defined therein. Under the implementation rules issued by the State Council relating to the new EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. However, there is uncertainty as to how they will be interpreted and implemented by the relevant tax bureau because the new EIT Law and its implementation rules are newly issued. As all of our operational management is currently based in the PRC, and we expect them to continue to be located in China, we may be deemed a PRC resident enterprise and therefore subject to the PRC enterprise income tax at a rate of 25% on our worldwide income, which excludes the dividends received directly from another PRC resident enterprise. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the new EIT law, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise and levy various PRC taxes on us.

Related Party Transactions

The related party transaction disclosure on pages 164 through 172 has been updated to include information relating to related party transactions up to September 30, 2010, as described in further detail below.

The relevant disclosure under the heading “Wind Turbine Sales and Service Provision” on pages 164 and 165 has been updated on page 164 as set forth below:

As of September 30, 2010, trade receivables from Mingyang Electrical in connection with wind turbine sales reduced to RMB129.3 million (US$19.1 million).

The relevant disclosure under the heading “Purchase of Raw Materials and Components” has been updated on page 165 as set forth below:

The balance of these trade and other payables to Mingyang Electrical reduced to approximately RMB1.0 million (US$0.1 million) as of September 30, 2010.

The relevant disclosure under the heading “Leases and Property Management” has been updated on page 165 as set forth below:

We made payments in the total amount of RMB3.5 million (US$0.5 million) in the three months ended September 30, 2010. As of September 30, 2010, RMB0.4 million (US$58,900) of the lease expense and property management fees remained unpaid.

The relevant disclosure under the heading “Cash Advances and Guarantees” has been updated on page 166 as set forth below:

As of September 30, 2010, the outstanding unsecured bank loans under the joint guarantees remained unchanged.

The relevant disclosure under the heading “Cash Advances and Guarantees of Mr. Chuanwei Zhang” has been updated on page 167 as set forth below:

In the three months ended September 30, 2010, we made cash advances under oral agreements for business activities to Mr. Zhang in the amount of RMB0.3 million (US$44,200). Mr. Zhang repaid the outstanding amount in full by the end of September 2010.

The relevant disclosure under the heading “Transactions with REnergy” has been updated on page 168 as set forth below:

In the three months ended September 30, 2010, we purchased components from REnergy in the amount of RMB205.6 million (US$30.3 million). We repaid the outstanding amount in full by the end of September 2010.

The relevant disclosure under the heading “Transactions with Mingyang Longyuan” has been updated on page 168 as set forth below:

The total amount of raw materials we purchased from Mingyang Longyuan amounted to RMB1.5 million (US$0.2 million) as of September 30, 2010, of which RMB0.5 million (US$0.1 million) remained unpaid. We expect to repay such outstanding amount by the end of 2010.

The relevant disclosure under the heading “Transactions with Mingyang Energy Investment” has been updated on page 169 as set forth below:

As of September 30, 2010, rent expense and property management fees remaining unpaid decreased to RMB1.1 million (US$0.2 million). We expect to receive the remaining portion by the end of 2010. We believe the terms and conditions under these transactions are comparable to those with third parties.

The relevant disclosure under the heading “Mr. Xian Wang” has been updated on page 171 as set forth below:

In the three months ended September 30, 2010, we made additional cash advances to Mr. Xian Wang in the amount of RMB0.1 million (US$14,746). Mr. Xian Wang repaid the outstanding amount in full by the end of September 2010.

The relevant disclosure under the heading “Mr. Song Wang” has been updated on page 171 as set forth below:

In the first six months of 2010, we made additional cash advances to Mr. Song Wang of RMB0.1 million (US$14,746) to Mr. Song Wang. Mr. Song Wang repaid the outstanding amount in full by the end of June 2010. As of September 30, 2010, there was no outstanding amount owed to us by Mr. Song Wang.

The relevant disclosure under the heading “Other Key Management” has been updated on page 172 as set forth below:

In the three months ended September 30, 2010, we made additional cash advances to our other key management in the total amount of RMB1.1 million (US$0.2 million), which had been fully repaid by the end of September 30, 2010.